Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

The following materials are being used by CF Industries Holdings, Inc. in connection with investor meetings beginning on February 25, 2009:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries Holdings, Inc. NYSE: CF Roadshow Presentation February 2009

For CF Industries Today . . . Steve Wilson Chairman, President & CEO

Certain statements contained in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. All statements in this, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) intend to file a proxy statement and other relevant materials with the SEC in connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors may be deemed to be participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the Schedule 14A filed by CF Industries with the SEC on February 4, 2009. CF Industries and its directors and executive officers may also be deemed to be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 4, 2008, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra, including its business, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not had the opportunity to verify any of that information.

Today’s Presentation A quick overview of CF Industries and our competitive strengths Our Q4 and 2008 results and review of industry fundamentals moving into spring Our strategic growth initiatives Review of our offer to acquire Terra Industries

A Quick Overview of CF Industries A leading North American manufacturer and distributor of nitrogen and phosphate fertilizer The two largest nitrogen fertilizer complexes in North America A large, integrated phosphate operation in Central Florida, with excellent reserve position

A Quick Overview of CF Industries Nitrogen marketed primarily in North America; typically export 20-25% of phosphate volume Global growth platform via KEYTRADE investment

Industry Leading Flexibility in Distribution Nitrogen Manufacturing Complex Ammonia Terminal Ammonia Terminal & UAN Terminal UAN Terminal Urea & Phosphate Warehouse One of the industry’s largest networks In-market storage capacity is approximately 1.2 million tons for nitrogen and 200,000 tons for phosphate – a potential plus if ‘tight’ spring market emerges Fertilizer Intensity Donaldsonville Medicine Hat Low High

CF Industries’ Q4 and 2008 Performance Record Q4 net earnings: $190.1 million or $3.59 per diluted share Record full-year net earnings: $684.6 million, or $12.15 per diluted share Q4 saw substantial increase in net sales, despite a more than 20 percent decline in volume from Q4 ‘07 level Long-term outlook positive, but some uncertainty going into spring planting

World Supply/Demand Balance Remains Strong Coarse grain consumption should increase despite recessionary concerns. More production needed to stave off further depletion of stocks World oilseed and food grain demand have also been on rapid rise in recent years World macroeconomic factors could slow the pace of growth briefly in 2009 Source: USDA World Crop Demand World Coarse Grain Situation (Million Metric Tons) 0 500 1000 1500 2000 2500 3000 99 00 01 02 03 04 05 06 07 08 MMT Coarse Grains Oilseeds Feed Grains 750 825 900 975 1,050 1,125 1,200 90 92 94 96 98 00 02 04 06 08 0% 5% 10% 15% 20% 25% 30% Production Consumption Stocks to Use Ratio

U.S. Farm Economics Remain Positive U.S. Annual Average Return Over Variable Costs Current 2009 average farm budget estimates favor corn Farm returns remain strong in historical context Source: USDA, CF $0 $50 $100 $150 $200 $250 $300 $350 $400 98 99 00 01 02 03 04 05 06 07 08 09F Corn Soybeans Wheat

A Strategy To Build Value Optimize Existing Nitrogen Operations North America is the place to be! New global paradigm for natural gas ‘Stranded gas’ regions demanding higher prices for gas-fueled projects, with LNG an option Russia now pricing gas to external customers at very high levels North America less dependent on gas imports than many nitrogen producing regions Gas production (e.g. shale gas) has responded rapidly to price signals

A Strategy To Build Value Optimize Existing Nitrogen Operations Focus on natural gas conversion efficiency and de-bottlenecks to add incremental capacity Since 2006, substantial reductions in natural gas consumption and modest capacity increases

Long-term phosphate outlook remains positive Availability of economically recoverable phosphate reserves is limited Rock and phosphoric acid exporters recognize their products are key drivers in phosphate value chain U.S. integrated industry is well positioned for ammonia, sulfur, market access – and profitability! A Strategy To Build Value Optimize Existing Phosphate Operations

Focus on increased output, improved reliability, and extended asset life Ongoing expansion of sulfuric acid capacity 2007: 40,000 tons 2008: 110,000 tons 2009: 125,000 tons In Q3 ‘08, purchased third dragline for Hardee County mine Ongoing acquisitions of small land parcels contiguous to mine A Strategy To Build Value Optimize Existing Phosphate Operations

KEYTRADE Acquisition in 2007 Perú Nitrogen Complex New source of natural gas with attractive pricing Access to ‘underserved’ regions Follows ‘what we do well’ criterion Positive pre-FEED results = full FEED study Capital costs trends favorable A Strategy To Build Value Identify External Growth Opportunities

Offer to Acquire Terra – A Compelling Combination Creates global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate Annual cost synergies expected to exceed $100MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ stockholders in the second year following the close Maintains strong, flexible balance sheet Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk

Creates a Global Nitrogen Leader

Adds A Leading Integrated Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3.9 Billion $2.9 Billion $6.8 Billion 2008A Revenue 66% 34% 80% 20%

Combined System Trinidad & Tobago U.K. U.S. Fertilizer Consumption Low High Terra HQ Terra Distribution Terra Production CF HQ CF Distribution CF Production

Annual Cost Synergies Expected to Exceed $100MM Reduce Finished Goods and Spare Parts Inventory Working Capital Management Improve Economies of Scale Purchases and Procurement Reduce Total Product Transport Miles Reduce Number of Railcars Leased Transportation and Logistics Consolidate Headquarters Improve Efficiency of Distribution Network and Manufacturing Operations SG&A / Cost Reduction Rationale Category

Improved Financial Strength Notes: (1) Represents the sum of the current market capitalizations (2) Based on public information. Market data as of February 24, 2009 (3) Assumes Terra bonds put at 101 $5.3 billion Pro Forma Market Capitalization (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Accretive to current CF Industries’ stockholders in the second year following the close Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet CF completed $500MM share repurchase on November 13, 2008 Enhanced Scale (2) 0.0 0.3 0.0 Debt 1.3 1.0 0.6 Cash and Short-term Investments 6.8 2.9 3.9 2008 Revenue 5.3 2.5 2.8 Market Capitalization (2) Combined Terra CF ($ Billions) (3) (3)

Our Offer Negotiation of definitive merger agreement Receipt of shareholder, regulatory and other customary approvals Key Conditions CF shareholders: 54% Terra shareholders: 46% Pro Forma Ownership 34% based on 30-Day Volume Weighted Average Price “VWAP” 29% based on 10-Day VWAP Premiums CF has offered to acquire Terra in an all-stock combination 0.4235 shares of CF per Terra share Structure

Attractive Premium to Terra Shareholders 1/15/09: 0.3449x Offer: 0.4235x LTM Avg.: 0.3371x Relative Share Exchange Ratio (Last Twelve Months Prior to Announcement on 1/15/09) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 1/09 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 6/08 9/08 11/08

Offer Has Been Very Well Received By the Market TRA: $24.82 +52.4% Nitrogen Peers: +16.8% (1) Global Fertilizer Peers: +11.3% (2) Relative Price Performance Through February 24, 2009 (Indexed to Terra Share Price of $16.29 on 1/15/09) ($) $16.29 Notes: (1) Includes Agrium and Yara (2) Includes Agrium, Mosaic, Potash, Intrepid, Yara, ICL and K+S 15.00 17.50 20.00 22.50 25.00 1/15 1/21 1/27 2/2 2/6 2/12 2/18 2/24

Transaction Background – Historical Events (as disclosed in the S-4) Late 2003 - 2004 Mike Bennett of Terra contacted Steve Wilson of CF regarding a business combination; companies engaged in a series of discussions regarding a combination August 9, 2004 Terra agreed to acquire Mississippi Chemical. Mike Bennett advised Steve Wilson of Terra’s need to postpone discussions while it focused on integrating acquisition August 2005 CF completed its IPO on the NYSE May 2007 Steve Wilson contacted Mike Bennett regarding a business combination Summer/Fall 2007 Companies engaged in a series of discussions regarding a combination Fall 2007 Terra advised CF that it was not interested in pursuing a business combination

Transaction Background – 2009 Events (as disclosed in the S-4) January 15 CF proposed to acquire Terra, offering 0.4235 CF shares for each Terra share January 28 Terra’s board of directors declined CF’s proposal February 3 CF Holdings nominated three individuals for election as directors at Terra’s 2009 annual meeting February 9 Steve Wilson and a representative of Morgan Stanley met with Mike Bennett and an advisor to Terra to review the terms of the offer February 18 The advisor to Terra contacted a representative of Morgan Stanley and advised that Terra had a different view as to their strategy February 18 CF Industries filed notification required under HSR Act February 23 Steve Wilson sent a letter to the board of directors of Terra reiterating attractiveness of offer; CF launched exchange offer

Offer to Acquire Terra: A Compelling Combination Creates global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate Annual cost synergies expected to exceed $100MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ stockholders in the second year following the close Maintains strong, flexible balance sheet Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk

Additional Information Morgan Stanley and Rothschild are acting as financial advisors to CF Industries and as dealer managers for the Exchange Offer Innisfree is acting as CF Industries’ proxy solicitor Skadden, Arps, Slate, Meagher & Flom is acting as CF Industries’ legal counsel

Q&A